GRAUBARD MILLER

The Chrysler Building

405 Lexington Avenue

New York, NY 10174-1901

                           September 10, 2007

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Logistics Acquisition Corporation (“GLAC” or “Company”) Proxy Statement on Schedule 14A Filed July 6, 2007 File No. 001-32735

Dear Mr. Reynolds:

On behalf of Global Logistics Acquisition Corporation (the “Company” or “GLAC”), we respond as follows to the Staff’s comment letter dated August 9, 2007 to the above-captioned Preliminary Proxy Statement. Page references in our responses correspond to the present version of the proxy statement, a copy of which has been marked to note the changes from the filing made on July 6, 2007 (however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination). We are also delivering three courtesy copies of such marked proxy statement to Mr. Jay Williamson, together with the supplemental materials identified in this letter. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.

Please disclose any securities acquired by the initial shareholders, including any units, shares or warrants acquired either in the initial public offering or in the after market. Disclose any such amounts owned, dates purchased, their market value and how they will be voted.

Revised disclosure relating to the market value of the securities held by the initial stockholders appears on page 19 and elsewhere throughout the proxy statement. The Company believes that thorough disclosure already exists with respect to the nature and timing of the transactions by which the securities were acquired, the amounts owned and how the securities will be voted. Please see, e.g., the Notice of Special Meeting (second full paragraph) and the sections entitled “Summary of the Proxy Statement – Interests of GLAC’s Directors and Officers in the Acquisition” and “Special Meeting of GLAC Stockholders – GLAC Inside Stockholders.”

Mr. John Reynolds
September 10, 2007

We advise the Staff supplementally that, since the Company’s initial public offering (“IPO”) on February 21, 2006, the initial stockholders have acquired no units, shares of common stock or warrants to purchase shares of common stock.

2.

Pursuant to item 601(b)(2) of Regulation S-K, please include in your annex a list briefly identifying the contents of all omitted schedules or similar supplements to the Stock Purchase Agreement. In addition, please include an agreement to furnish the staff with copies of omitted schedules.

The Company respectfully submits that it has adequately described the contents of the schedules and exhibits to the Stock Purchase Agreement on pages A-53 to A-56 of the proxy statement. (We have added a reference to Schedule 5.20 on page A-56, which was inadvertently omitted in the earlier filing.) On behalf of the Company, in addition to the Schedules referred to in comment 133, we will furnish copies of any of the omitted schedules and exhibits to the Staff upon request.

3.	Please provide us with copies of any written materials prepared by management or the underwriters and reviewed by the board in connection with its vote to approve the transaction.

We are advised by the Company that the only written materials provided to the Board in connection with its vote to approve the transaction were the fairness opinion, attached as Annex E to the proxy statement, and the investor presentation, included as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on May 21, 2007.

4.	Please provide the disclosures required by Item 402 and 404 of Regulation S-K for the target company.

In response to the Staff’s comments, we have revised our disclosure for Clark to include the information required by Items 402 and 404 of Regulation S-K. The Item 402 disclosure for Clark begins on page 112 of the proxy statement under the subheading “Clark Director and Executive Compensation”. The Item 404 disclosure for Clark begins on page 133 of the proxy statement under the subheading “Clark Related Party Transactions”.

5.

We note that you are issuing shares of your stock as a portion of your consideration. Please revise to indicate the percentage of the combined company which will be owned by your existing shareholders.

Revised disclosure with respect to this comment appears on pages 13 and 42 of the proxy statement.

6.	Please furnish the information required by Item 304(b) of Regulation S-K with respect to The Clark Group, Inc. or tell us why such information is not required to be

Mr. John Reynolds
September 10, 2007

furnished. Please refer to paragraph (c)(2) of Item 14 of Schedule 14A and Item 17(b)(6) of Form S-4.

The Item 304(b) disclosure is found on page 88 of the proxy statement under the subheading “Independent Auditors’ Fees.”

Schedule 14A Cover

7.	Please ensure that the cover page is filled out completely. For example, we note that the number of shares being issued is not filled in.

The requested information has been supplied.

Notice of Special Meeting in lieu of Annual Meeting

8.	Please revise “After the acquisition, if management’s . . .” on page two to clarify which directors are: (1) currently a director; (2) an officer/director or shareholder of Clark; and (3) independent.

Revised disclosure with respect to this comment appears on page 2 of the proxy statement.

9.	Please revise to address the treatment of abstentions and broker non-votes. See Item 21 of Schedule 14A.

Revised disclosure with respect to this comment appears on the second page of the Notice of Special Meeting in Lieu of Annual Meeting (“Notice”).

Questions and Answers About the Proposal, page 3

10.	Please revise your response to “Why is GLAC proposing the acquisition?” to disclose the date of GLAC’s IPO, the amount of funds raised, as well as its 18 month termination date.

Revised disclosure with respect to this comment appears on page 4 of the proxy statement.

11.

Please disclose any amounts held in trust which represent deferred underwriters’ commissions. In addition, indicate the amount which will be paid to the underwriters’ in the event that the merger is approved.

Revised disclosure with respect to this comment appears on pages 4 and 7 of the proxy statement. Other than the deferred commissions, the underwriters will receive no payments in connection with the consummation of the acquisition.

Mr. John Reynolds
September 10, 2007

12.	Please disclose the name of, and fees payable to, any proxy solicitation firm you will utilize in connection with your shareholder vote.

The Company has not yet engaged a proxy solicitation firm. Upon such engagement being effected, the Company will disclose the name of, and the fees payable to, the firm. Placeholders are included in the various sections of the proxy statement where this information will be disclosed.

Summary of the Proxy Statement, page 9

13.

Please revise your summary description of Clark’s business to more clearly explain what they do, and how they generate revenues. Your current disclosure, which refers to “mission-critical supply chain solutions” and “distribution services,” does not give the reader a clear understanding of Clark’s business. Please revise here and elsewhere, particularly “Business of The Clark Group” on page 90.

We have revised our description of Clark’s business under the heading “Business of the Clark Group” beginning on page 100 of the proxy statement and made corresponding revisions to the summary descriptions of Clark’s business found under the headings “Summary of the Material Terms of the Acquisition” and “Summary of the Proxy Statement – The Parties” on pages 1 and 11, respectively, of the proxy statement.

14.

Please revise to clarify how the parties settled on a target of $1,588,462. We note that, based on recent financial results, the company’s working capital appears to be around $20 million. Advise us why the parties agreed on a deficit of over $1.5 million. We may have further comment.

Please see the revised disclosure under the headings “Summary of the Proxy Statement – The Acquisition” on page 12 and “The Acquisition Proposal – General Description of the Acquisition” on page 42 of the proxy statement.

15.	Please revise to disclose the percentage of the combined company that will be owned by your existing shareholders.

Revised disclosure with respect to this comment appears on pages 13 and 42 of the proxy statement.

16.

In this regard, elaborate on and clarify your disclosure of the working capital adjustment. Currently, it is difficult to understand after one reading. In addition, please clarify whether this adjustment only works to decrease, not increase, the purchase price.

Mr. John Reynolds
September 10, 2007

Revised disclosure with respect to this comment appears on pages 12 and 42 of the proxy statement.

17.

We note your disclosure on page 11 that Capitalink has taken the view that its duties in connection with its fairness opinion extend solely to your board and that it has no responsibilities to your shareholders in this regard. Please revise to disclose whether Capitalink has consistently taken this view with respect to all of its fairness opinions and address the company’s reasoning behind selecting a firm which precluded shareholder reliance.

Revised disclosure with respect to this comment appears on pages 13 and 50 to 52 of the proxy statement.

18.	In addition, please revise your disclosure, here and elsewhere, to:
a.	State the basis for Capitalink’s belief that the shareholders cannot rely on its opinion, including whether it intends to assert the substance of its disclaimer as a defense;
b.

State whether Florida law has addressed the availability of this defense in connection with a shareholder claim - and, if not, add a statement that the issue necessarily would have to be resolved by a court of competent jurisdiction; and,

c.

State that the availability of any defense would have no effect on the rights and responsibilities of the board under state law or the federal securities laws, or the rights and responsibilities of the advisor under the federal securities laws.

For further guidance, your attention is directed to Section II.D.1 of the November 2000 Current Issues Outline

(http://www.sec.gov/divisions/corpfin/guidance/cilll400ex_regm-a.htm).

Revised disclosure with respect to this comment appears on pages 13 and 50 to 52 of the proxy statement.

19.	Please revise to indicate whether the escrow provisions described under “Inside Stockholder Escrow” may be waived by the Company, including by the then board of directors.

The Company may not waive the release conditions described under “Inside Stockholder Escrow.” Revised disclosure with respect to this comment appears on pages 16 and 132 of the proxy statement and the form of Stockholder Escrow Agreement is included as Annex I to the proxy statement.

Mr. John Reynolds
September 10, 2007

20.

On page 15 you disclose that your IPO shareholders “will receive at least the amount they would have received if they sought conversion of the shares and GLAC did consummate the acquisition, as both the per share liquidation price and per share conversion price are equal . . . [and] there will be a greater earned interest net of taxes in the account at the time of a liquidation distribution because it would occur at a later date . . . .” However, it would also appear more likely that you would have an increased level of expenses, including potentially, claims against the trust, at this later date. Accordingly, it is uncertain whether shareholders would recoup an equal amount in both scenarios. Please revise to reflect this uncertainty.

Revised disclosure with respect to this comment appears on page 18 of the proxy statement.

21.	Please expand your discussion under “Interests of GLAC’s Directors and Officers in the Acquisition” on page 15 to:
a.

Disclose any future positions, including without limit, as directors, employees, advisors, or consultants, etc., that your current board members will have with the company going forward. In addition, disclose the value of any and all remuneration to be paid in connection with such position. Also, please indicate the extent to which any such position was a negotiating point in the discussions with the target;

b.

State the current value of management’s indemnification obligation based on your cash held outside the trust and the amount of outstanding liabilities owed to parties who have not waived claims against the trust.

See Item 5 of Schedule 14A.

Revised disclosure with respect to this comment appears on pages 19, 32, 33 and 50 of the proxy statement.

22.	Please revise to disclose whether GLAC’s board concluded that the acquisition met all of the requirements disclosed in its Form S-1.

Revised disclosure with respect to this comment appears on pages 12 and 49 of the proxy statement.

Selected Historical Financial Information, page 19

23.	Please include a statement, here and in all appropriate areas, indicating - if true, that your pro-forma EPS excludes the insiders’ escrowed shares from the calculation.

Mr. John Reynolds
September 10, 2007

The Company’s historical EPS appearing on page 22 has been calculated to include the insiders’ escrowed shares. The Company’s pro-forma EPS appearing on pages 25, 69 and 70, both basic and fully-diluted, excludes insiders’ escrowed shares in the calculation of outstanding shares and the Company has inserted revised disclosure to that effect.

24.

Please revise to provide the required selected financial data for each of the last five fiscal years or for the life of each company, if less, as required by Item 301 of Regulation S-K. In doing so, disclose cash dividends declared per common share in selected financial information of The Clark Group.

Revised disclosure with respect to this comment appears on pages 22 and 23 of the proxy statement.

Selected Unaudited Pro Forma Financial Statements, page 21

25.

Please revise to provide a table of historical and pro forma per share data of GLAC and historical and equivalent pro forma per share data of The Clark Group for the most recent fiscal year and interim period for the following items:

(i)	book value per share;
(ii)	cash dividends declared per share; and
(iii)	income per share from continuing operations. Refer to paragraph (b)(10) of Item 14 of Schedule 14A.

Revised disclosure with respect to this comment appears on page 25 of the proxy statement. We have included this information in the historical financials for GLAC and Clark. Where appropriate, we have also included this information on a pro forma basis. However, we do not believe that cash dividends declared per share are meaningful on a pro forma basis.

Risk Factors, page 23

26.

Please revise your risk factors to ensure that each risk factor addresses a distinct, singular, and specific risk. In addition, please review and eliminate duplicative risks. In this regard, but without limit, your page 24 risk factor “Our non asset-based transportation management . . .” is illustrative of our concerns.

The Risk Factor section has been revised as requested.

27.

Please revise the header, and first sentence, of your second risk factor “We will be subject to pertinent regulations . . .” to clarify your disclosure, provide additional information about the referenced regulations and, if applicable, discuss the company’s actual history in dealing with the DOT, TSA, and OSHA. Please revise to address fines or sanctions relating to any of these organizations.

Mr. John Reynolds
September 10, 2007

Please see the revised disclosure under the heading “Risk Factors – We will be subject to DOT, TSA, OSHA and other pertinent regulations and laws in the United States that could cause us to incur significant compliance expenditures and liability for noncompliance” on page 26 of the proxy statement.

28.

Please revise your page 24 risk factor “We depend upon others to provide . . . to clarify whether any of your third party contractors, particularly your truck drivers, are unionized. If so, please clarify whether you negotiate rates individually or with a union representative, etc.

Please see the revised disclosure under the heading “Risk Factors – We will depend upon others to provide equipment and services” on page 28 of the proxy statement.

29.	Please revise your page 26 disclosure “We will incur increased costs . . .” to disclose in quantified terms the anticipated increase in costs associated with being a public company.

Revised disclosure with respect to this comment appears on page 30 of the proxy statement.

30.	Please revise your page 27 risk factor “Our customers could face . . .” to more clearly explain the impact of wholesalers on your business and the role that they play in the market.

Please see the revised disclosure under the heading “Risk Factors – Our customers could face increased costs and business disruption resulting from instability in the newsstand distribution channel” beginning on page 30 of the proxy statement.

31.	Please disclose the company’s estimated range of working capital following the transaction, assuming maximum and minimum conversions, and compare it against the target’s historical working capital.

Revised disclosure with respect to this comment appears on page 31 of the proxy statement.

32.	Please revise your page 28 risk factor “Our current directors and executive officers . . .” to:
a.	Disclose the value of all of their security holdings, as of the most recent practicable date;

Mr. John Reynolds
September 10, 2007

b.	Disclose whether the target company will pay amounts owed to vendors who have waived claims against the trust in the event that the merger is consummated;
c.	State whether the company has any reason to believe that these executives will be unable to meet their obligations to indemnify the trust; and,
d.

In an appropriate section, for example “Other Information Related to GLAC” disclose the names of, and amounts owed to, all material vendors who have, and have not, waived against the trust. In this respect a tabular presentation may simplify the disclosure for the reader.

Revised disclosure with respect to this comment appears on pages 32 to 33 and 99 of the proxy statement. However, we do not believe it is appropriate or meaningful to disclose the names of the particular vendors who have or have not furnished waivers or the individual amounts owed to them. Accordingly, this information has been supplied in the aggregate, with generic descriptions of the vendors.

33.

On page 31 you disclose that, if this acquisition is not completed, then, “unless GLAC were able to consummate a business combination with another party no later than February 21, 2008, [you] would be required to liquidate.” Please revise this disclosure to indicate your 18 month termination date, and clarify that the 24 month extension only applies to a letter of intent, purchase agreement, etc., that was entered into prior to this date. Alternatively, advise why no revision is necessary.

Because (i) the 18 month termination date is August 21, 2007 and (ii) GLAC has no other outstanding letters of intent, agreements in principle or definitive agreements, if it is unable to consummate the business combination with Clark, GLAC will not be able to conclude a business combination with another party and will be forced to liquidate. Revised disclosure to that effect appears on page 35 of the proxy statement.

The Acquisition Proposal, page 38

34.	Please revise your page 38 disclosure to clarify your discussion of the two working capital adjustments.

Revised disclosure with respect to this comment appears on pages 12 and 42 of the proxy statement, and in the Notice of Special Meeting in Lieu of Annual Meeting.

35.	Please disclose the nature of the “certain representations and warranties” not subject to the indemnification deductible.

Revised disclosure with respect to this comment appears on page 43 of the proxy statement.

36.	Please revise your background of the acquisition section to specifically name the persons who were responsible for negotiating the agreement on behalf of each party.

Mr. John Reynolds
September 10, 2007

In addition, please clarify whether such persons are accepting any position or remuneration from any party in connection with this transaction, including payments for managing the company following the acquisition. If a negotiator is accepting a position with the company, including as a director, please revise to address whether this was a negotiated item, who negotiated it, and discuss how terms were set.

Please see the revised disclosure under the heading “The Acquisition Proposal - Background of the Acquisition” on page 44 of the proxy statement.

37.	Please revise to indicate whether any of the targets with whom you entered into discussions/letters of intent, etc., have indicated any intention to bring any claims against the company.

Revised disclosure with respect to this comment appears on page 45 of the proxy statement.

38.

Please revise to provide additional disclosure of how you initially learned of Clark, when and which individuals were involved in the first contact with them, any past relationships that you have had with them, etc. See Item 14(b)(7) of Schedule 14A.

In this regard, please explain the relevance of the March 15, 2007 phone call between Mr. Burns and Mr. Ciuba and clarify the role played by Stephens in this deal.

Revised disclosure with respect to this comment appears on page 46 of the proxy statement.

39.

On page 41 you make reference to “intensive negotiations” between the parties following the execution of the letter of intent. Please revise to elaborate on the principal terms that were negotiated. In addition, please highlight the fact that your LOI accepted Mr. Ciuba’s $75 million valuation of the company.

Disclosure in response to this comment appears on page 46 of the proxy statement.

40.	Please disclose the names of any consultants you engaged to provide due diligence services.

Revised disclosure with respect to this comment appears on pages 46 and 47 of the proxy statement.

41.

Please disclose the date on which the board met to vote to approve the stock purchase agreement. Also, please revise to disclose whether the fairness opinion was delivered to the board prior to this date, and disclose the date that such opinion was delivered.

Mr. John Reynolds
September 10, 2007

Disclosure with respect to this comment appears on page 47 of the proxy statement.

42.

The disclosure under “Experience of GLAC’s Board of Directors” on page 42 should be revised. Please explain management’s M&A experience, including the number of transactions of this magnitude that they have negotiated and provided due diligence for.

Disclosure with respect to this comment appears on page 47 of the proxy statement.

43.	Please elaborate on the page 42 statement that your board concluded “that the capital and time needed to increase profitability were within the scope and expectations of GLAC’s stockholders.”

In this regard, please revise to explain how much time and capital were deemed necessary to increase profitability. How much of an increase in profitability is assumed?

Revised disclosure with respect to this comment appears on pages 47 and 48 of the proxy statement.

44.	Please identify Clark’s “financial backers” on page 42 and clarify their role in the board’s decision.

Revised disclosure with respect to this comment appears under the subheading “Factors Considered by GLAC’s Board of Directors” on page 48 of the proxy statement.

45.

Please elaborate on the board’s justification for its determination “that there was a reasonable probability that GLAC’s stock price would rise over time,” as disclosed in the third bullet point on page 42.

Address the assumptions underlying the board’s belief and the anticipated effect of any assumptions that do not prove to be correct.

Revised disclosure with respect to this comment appears on page 48 of the proxy statement.

46.	Please revise to discuss any negative factors considered by the board in making its decision.

Revised disclosure with respect to this comment appears on page 48 of the proxy statement.

Mr. John Reynolds
September 10, 2007

47.

Please provide a more expansive discussion of the factors considered by the board in approving the transaction. For example, how did they reach the conclusion that the business model was viable and sustainable? Also, did they prepare any financial analyses in connection with the deal; if so, revise to address.

Revised disclosure with respect to this comment appears on pages 47 to 48 of the proxy statement. No financial analyses were prepared for or reviewed by the board.

Capitalink Fairness Opinion, page 43

48.	Please disclose the fees payable to Capitalink, including whether they have already been paid, or are in any way contingent upon the consummation of the deal.

Revised disclosure with respect to this comment appears on pages 13 and 51 of the proxy statement.

49.

Please revise to disclose the key assumptions underlying the financial projections made by Clark. For example, but without limit, disclose the assumed growth rates, acquisitions, divestitures and future financings.

Revised disclosure with respect to this comment appears on page 54 of the proxy statement.

50.	On page 46 you disclose that Capitalink adjusted EBITDA “for add-backs for owner’s compensation, management fees, and one-time charges.” Please revise your disclosure throughout this section to:
a,	Specifically quantify the adjustments you made to EBITDA for purposes of your analysis;
b.	Explain whether you made similar adjustments to the comparable companies - and if not, explain why;
c.	Explain the reasoning behind backing out these items, including whether the inclusion of these items would significantly alter your conclusions; and,
d.	State, throughout this section, that these exclusions increase the subjectivity of the analysis and decrease the comparability of the companies presented in your analysis.

Revised disclosure with respect to items (a) to (b) appears on pages 54 and 55 of the proxy statement.

Mr. John Reynolds
September 10, 2007

With respect to (c), please see the disclosure on page 55. By ignoring extraordinary and unusual items, the valuation practitioner is likely to derive an incorrect valuation for the target company and as a result may derive different conclusions of value.

With respect to (d) as disclosed in the proxy statement, Capitalink made normalizing adjustments, where appropriate, to Clark and the comparable companies. These normalizing adjustments allow for greater comparability of the underlying performance of Clark as compared to the underlying performance of the comparable companies. According to Gary R. Trugman, AICPA, in “Understanding Business Valuation”, 2002, normalization adjustments make “the subject company’s financial statements more comparable to either other companies that will be used in the analysis or the industry peer group . . .these adjustments are designed to provide better comparability to similar types of businesses . . . .” Based upon accepted valuation theory, the requested disclosure language regarding subjectivity and decreasing comparability is inappropriate.

51.

Please revise to indicate whether Capitalink attempted to make any adjustments in its analysis based upon the fact that Clark’s operating results reflected a private entity-with lower costs than the public companies it is being compared against.

In addition, revise to address risks related to the incompatibility of non-GAAP financial measures such as EBITDA, which are likely calculated differently by the comparable companies.

Please see page 55 for revised disclosure with respect to adjustments to reflect public company costs that allow better comparison against publicly listed companies.

Capitalink has calculated EBITDA exactly the same for Clark and each of the comparable companies. Capitalink utilizes the same methodology by starting with GAAP financial measures of operating income, and making adjustments for depreciation and amortization, unusual gains and losses, net interest expense and income from affiliates.

52.	Please revise to indicate whether Capitalink considered the dilutive impact of the share issuance in assessing the fairness of the transaction.

There is no dilution to the Company’s shareholders. The Capitalink fairness opinion analysis compares the value of the consideration paid to the value of the assets received in exchange. Since the value of the assets received is higher than the consideration paid, the shareholders have increased their value and have not suffered dilution of their interests.

Mr. John Reynolds
September 10, 2007

53.

Please revise to discuss how sensitive your discounted cash flow analysis is to changes in your variables and provide more information about how you calculated such variables. For example, how did you conclude that the long term perpetual growth rate was appropriate?

Revised disclosure with respect to this comment appears on page 54 of the proxy statement.

54.

Please revise to provide more detailed, specific, disclosure about how you selected the companies for your comparable company, and comparable transaction, analyses. In addition, advise or revise to address any companies known to Capitalink that fell within the selection criteria but were excluded from the analysis. In this regard a discussion of the reason for the exclusion is warranted.

Revised disclosure with respect to this comment appears on pages 55 to 57 of the proxy statement.

55.

Please revise to clarify if the company with $52.5 million in gross profit, which is more than $20 million higher than Clark, is the company which generated the $44.6 million enterprise value. Revise to explain your valuation for Clark, which is $30 million higher than the valuation attributable to at least one of the comparable companies, given that the comparable companies all had revenues significantly in excess of Clark.

Revised disclosure with respect to this comment appears on page 55 of the proxy statement.

56.	Please clarify your use of gross profit and EBITDA on page 47.

Revised disclosure with respect to this comment appears on page 55 of the proxy statement.

57.	Please revise to disclose the size of the target, deal value, and date, for each transaction presented in your comparable transaction analysis on page 48.

Revised disclosure with respect to this comment appears on page 57 of the proxy statement.

The Purchase Agreement, page 51

58.

Please revise to disclose the current amount of fees payable to Parente Randolph, LLC (“PR”) by the company. In addition, please clarify whether PR has waived any rights to recover against the trust in the event that the transaction is not approved.

Mr. John Reynolds
September 10, 2007

In response to the Staff’s comment, we have revised the disclosure beginning on page 64 of the proxy statement under the subheading “Fees and Expenses.”

Selected Unaudited Pro Forma Financial Statements, page 60

59.

Please revise to separate pro forma adjustments related to the purchase transaction and the disposal of Clark UK Ltd, in separate columns or tell us why a revision is not required. Refer to the instructions to Rule 11-02(b) of Regulation S-X. Also, please note that the historical statement of income used in the pro forma financial information should not report operations of a segment that has been discontinued. In that regard, we note that the condensed statement of income included in the pro forma presentation on page 61 differs from the unaudited consolidated statement of income on page FS-16 in regards to discontinued operations. Please revise as appropriate. In addition, refer to the comment below regarding discontinued operations of Clark.

Revised disclosure with respect to the first part of this comment appears on pages 68 and 69 of the proxy statement. Per your request, the Company has split the pro-forma adjustments into two columns to show the purchase transaction and disposal of Clark UK, Ltd. separately. As discussed with the Staff, we believe that the pro forma financial statements tie in to the Company’s unaudited financial statements for the period ended June 30, 2007.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 62

60.

Reference is made to note (B). We note that a portion of the purchase price will be placed in escrow pursuant to the indemnification under the purchase agreement. Please explain to us why it is appropriate to include consideration held in escrow in the cost of Clark as of the acquisition date given the guidance in paragraph 26 of SFAS 141. Otherwise, please revise the pro forma financial information to exclude the consideration placed in escrow and disclose the terms of the contingent consideration and the potential impact on future earnings. In addition, please include a summary of the transaction in the disclosure contained in this note.

With respect to the second part of this comment, revised disclosure describing the transaction appears in Note (B) on page 71 of the proxy statement.

With respect to the first part of this comment, the Company respectfully submits that the consideration held in escrow has been properly accounted for. You reference paragraph 26 of FAS 141, which states the following:

“Cash and other assets distributed, securities issued unconditionally, and amounts of contingent consideration that are determinable at the date of acquisition shall be included in determining the cost of an acquired entity

Mr. John Reynolds
September 10, 2007

and recorded at that date. Consideration that is issued or issuable at the expiration of the contingency period or that is held in escrow pending the outcome of the contingency shall be disclosed but not recorded as a liability or shown as outstanding securities unless the outcome of the contingency is determinable beyond a reasonable doubt.” (Opinion 16, paragraph 78.)

The context of this guidance is with reference to contingent purchase price which is payable to the seller pending an outcome of a contingency. This is not the Company’s situation. The escrow amount is a sum that will be paid to the buyer, by the seller, with respect to the sellers’ agreement to reimburse the buyer for costs to close the UK operations. For pro forma purposes the Company has recorded the liability for these costs in accordance with EITF 95-3, as they will necessarily be paid by the buyer. However, the seller has agreed to reimburse the buyer for these costs and will place money in escrow for this purpose. This is the amount that has been included in prepaid expenses to offset the liability. The Company believes that offsetting those two amounts was inappropriate and determined to display them broadly.

61.

Please explain to us why it is appropriate to present the unaudited pro forma condensed balance sheet and consolidated statement of operations of The Clark Group on pages 63 and 65 as these presentations are not required by Article 11 of Regulation S-X. Otherwise, revise as appropriate.

The referenced presentations have been removed.

62.

In regards to the purchase price disclosed in note (B), please disclose the number of shares of common stock issuable and the basis for determining the value. Please also describe the factors that contributed to a purchase price that result in recognition of goodwill. Refer to paragraphs 51b and 51d of SFAS 141.

Revised disclosure with respect to this comment appears on page 71, Note (B)(i), and page 72, Note (B)(iv), of the proxy statement.

63.

Reference is made to your disclosure in (iii) in note (B) and in note (L). Given that the allocation of the purchase price is subject to change upon completion of appraisals and that the estimated values of intangible assets were based on management’s best estimates, please provide a sensitivity analysis for changes in the allocation to intangible assets and weighted average useful lives.

Revised disclosure appears on page 73 in what is now Note (N) in response to this comment.

Mr. John Reynolds
September 10, 2007

64.	Reference is made to your disclosure in (v) in note (B). Please disclose the effective income tax rate used to compute the deferred tax liability related to intangible assets.

Revised disclosure with respect to this comment appears on page 72, Note (B)(vi), of the proxy statement.

65.	Please disclose the nature and amounts of assets and liabilities of Clark not acquired or assumed in note (D).

Revised disclosure with respect to this comment appears on page 72, in what is now Note (E), of the proxy statement.

66.

Reference is made to note (E). Please explain to us why it is appropriate to record interest, net of taxes, attributable to common stock subject to conversion as an adjustment to retained earnings as opposed to capital.

Revised disclosure with respect to this comment appears on page 72, in what is now Note (F), of the proxy statement. The Company records interest, net of taxes, attributable to common stock subject to conversion as an adjustment to permanent equity.

67.

Reference is made to note (F). Your disclosure appears to infer that the financing necessary to complete the acquisition assuming maximum conversion is available under an outstanding revolving credit facility. In that regard we note the revolving credit line of $4 million disclosed in note 4 to the consolidated financial statements of The Clark Group on page FS-10. Please clarify your disclosure as appropriate. Also, please disclose how you estimated the financing costs to be incurred in obtaining the financing necessary to complete the acquisition assuming maximum conversion.

As discussed during the conference call with the Staff on September 4, 2007, the information contained in what is now Note G refers to potential new financing arrangements that GLAC may enter into, and does not refer to the existing revolving line of credit that is referred to in note 4 to the consolidated financial statements of Clark on page FS-11. We believe that changes to Note G make it clear that the note refers to potential new financing. The estimated financing costs to be incurred in obtaining the financing, should such financing be necessary to complete the acquisition assuming maximum conversion, are based on the expected terms of such financing based on preliminary conversations and term sheets that GLAC has received from potential lending institutions.

68.

Reference is made to note (J). Please tell us why you believe that the termination of the employment agreement with the prior owner and the one-time, non-recurring severance payment in the three months ended March 31, 2007 are directly attributable to the transaction.

Revised disclosure with respect to this comment appears on page 73, in what is now Note (L), of the proxy statement. The Company has removed the savings related to the severance payment and revised the description accordingly. The Company respectfully submits, however, that the savings related to the termination of the employment agreement with the prior owner are directly attributable to the transaction, because the savings result from the fact that his position will not be replaced.

69.	Reference is made to note (M). Please disclose how you estimated the reduction of interest income.

Mr. John Reynolds
September 10, 2007

Revised disclosure with respect to this comment appears on page 73, in what is now Note (O), of the proxy statement.

70.	Please disclose the effective tax rate used to determine the pro forma income tax adjustments in note (N).

Revised disclosure with respect to this comment appears on page 73, in what is now Note (P), of the proxy statement.

71.

Please disclose how you estimated the interest rate disclosed in note (0) and clarify whether the rate is a current interest rate or an interest rate for which you have a commitment. If the interest rate is not a current or committed rate, explain to us why the rate is reasonable. In addition, disclose the anticipated effects of the current interest rate environment and the effect on income of a 1/8 percent variance in the interest rate.

Revised disclosure with respect to this comment appears on page 73, in what is now Note (Q), of the proxy statement.

Incentive Compensation Plan Proposal, page 68

72.

We note that Messrs. Teagan and Barry will be granted 98,250 options each and that such options are going to be granted pursuant to the plan. We further note that the company contemplates issuing options to its directors as compensation for their services. Please revise to address the parties’ anticipated actions if the plan is not approved.

Revised disclosure with respect to this comment appears on page 76 of the proxy statement. Please note that 98,250 is the aggregate number of options to be granted to Messrs. Teagan and Barry. This has been clarified where required in the proxy statement.

73.

In addition, please provide the tabular disclosure requested by Item 10(a)(2) of Schedule 14A. Also, please revise related plan discussions throughout your document, for example, page 11, to indicate that you already contemplate issuing these options.

Revised disclosure with respect to this comment appears on page 82 of the proxy statement. The intention to issue these options even if the plan is not approved by the Company’s stockholders is disclosed on pages 14 and 76.

The Director Election Proposal, page 74

74.	Please disclose the fee arrangement with Parente Randolph LLC as well as the amount of fees payable under this arrangement.

Mr. John Reynolds
September 10, 2007

The fees payable under this arrangement have not yet been established. The disclosure on page 88 will be revised when the arrangement has been negotiated.

75.	With a view to disclosure, tell us if Clark or its affiliates engaged Parente Randolph LLC to provide any non-audit services.

We have been advised that neither Clark nor any of its affiliates has engaged Parente Randolph, LLC to provide any non-audit services.

76.

On page 80 you disclose that “[n]o executive officer of GLAC has received any cash or non-cash compensation for services rendered to GLAC.” Please revise this statement to indicate whether any board member, consultant, or any affiliate of theirs, has received any compensation for services rendered to GLAC.

Revised disclosure with respect to this comment appears on pages 89 and 90 of the proxy statement.

77.

Please revise to disclose the approximate value of the options to be granted to each board member, based upon your current stock price, and using an appropriate option pricing model. In this regard, please revise your disclosure to provide the information required by Item 402 of Regulation S-K for your directors. See Item 8 of Schedule 14A.

Revised disclosure with respect to the anticipated value of the stock option awards appears on page 90 of the proxy statement. The Company respectfully submits that, in all other respects, its current disclosure fulfills the requirements of Item 402 of Regulation S-K as to compensation of directors. The Company’s directors have received, and will receive, no compensation prior to consummation of the acquisition. Furthermore, the Company has provided a comprehensive description of the standard compensation arrangements that will prevail after consummation of the acquisition.

Employment Agreements, page 81

78.	Please revise to discuss the individual objectives and corporate benchmarks that will be utilized in determining your executive’s bonus eligibility.

Revised disclosure with respect to this comment appears beginning on page 91 of the proxy statement.

79.

Please revise your discussion to address the extent to which management is eligible for two bonuses, a cash bonus based upon your EBIT, and an equity based bonus based upon the compensation committee’s recommendation.

Revised disclosure with respect to this comment appears on page 91of the proxy statement.

Mr. John Reynolds
September 10, 2007

80.	Please disclose the number of executives who will be eligible for the cash bonus pool.

Revised disclosure with respect to this comment appears on page 91 of the proxy statement.

81.

Please revise to indicate whether the “certain benefits already received” by management, which you are obligated to maintain, are widely available to all of your employees. If not, revise to disclose specific information about the benefits being provided.

In response to the Staff’s comment, we have revised the disclosure on page 91 of the proxy statement under the subheading “Employment Agreements.”

Other Information Related to GLAC, page 83

82.	Please revise to provide tabular disclosure comparing your expenditures to date against your Form S-1 disclosure under Use of Proceeds. In addition, revise to explain any significant discrepancies.

Revised disclosure with respect to this comment appears on page 97 of the proxy statement.

GLAC’s Plan of Operations, page 86

83.

Please revise to provide a more detailed discussion of your more significant expenses to date. This should include, but is not limited to, a discussion of the nature of the expenses, the vendors used, and the amount of such expenses.

Revised disclosure with respect to this comment appears on pages 97 and 98 of the proxy statement.

84.	Please revise to disclose the amount of funds held outside the trust as of the most recent practicable date, and compare it against your existing liabilities as of the same date.

Revised disclosure with respect to this comment appears on page 99 of the proxy statement.

Business of Clark, page 90

85.

Please revise to specifically discuss the services you provide your customers using language that is easy for the reader to understand. Currently you refer generically to “logistics services” and similar terms, but do not explain in detail what this means, nor what you do. Please revise as appropriate.

Mr. John Reynolds
September 10, 2007

We have revised our description of Clark’s business under the heading “Business of the Clark Group” beginning on page 100 of the proxy statement. We have addressed the Staff’s comment in the revised disclosure, particularly on pages 100 and 103 to 105 of the proxy statement.

86.	Please revise your discussion to address the main attributes of your primary customers.

In response to the Staff’s comment, we have included the requested disclosure on page 106 of the proxy statement

87.

Please revise to discuss the nature of your contracts with both your vendors and customers. For example, it is unclear how far in advance contracts are made and how pricing is determined and other market risks allocated.

In response to the Staff’s comment, we have included the requested disclosure beginning on page 105 of the proxy statement under the subheading “Customers.”

88.

Please revise to discuss how your technology systems support your operations. In addition, please disclose the amounts spent on developing and supporting your systems, as well as whether any significant technology expenditures will be required in the near future.

In response to the Staff’s comment, we have included the requested disclosure on page 109 of the proxy statement under the new subheading “Technology and Information Systems.”

89.	Please revise to discuss your discontinued operations, including the financial impact of such operations, in greater depth.

Please see the revised disclosure under the new subheading “Discontinued Operations” on page 110 of the proxy statement.

90.

Capitalink’s fairness opinion indicates that Clark management is changing its strategy to focus on revenue growth as opposed to maximizing short term EBITDA margins. Please revise to discuss this change, including the reason for it. Also, discuss the impact that it will have on your financial results.

In response to the Staff’s comment, we have provided the requested disclosure under the subheading “Growth Strategy” beginning on page 102 of the proxy statement.

91.	Please disclose the date associated with your acquisition of J.E. Tompkins & Son. In addition, revise to explain how much of your growth has been organic versus through acquisitions.

Mr. John Reynolds
September 10, 2007

Please see the revised disclosure under the subheading “History” on page 100 of the proxy statement.

92.	Please revise your “Industry” disclosure to improve its clarity, and contextualize significant terms, strategies, and trends, to your overall business plan.

Please see the revised disclosure under the subheadings “Industry,” “Key Strengths,” and “Growth Strategy” beginning on pages 100, 101 and 102, respectively, of the proxy statement.

93.

We note your references to your non-asset based business model and the perceived advantages it offers, such as a “highly variable cost structure.” However, this model would also appear to expose you to potential increases in unit and other cost increases by your suppliers with greater frequency than if you owned your assets. In addition, a low asset based business may have lower barriers to entry than a high asset business. To the extent material, please revise to address these and any other risks associated with your business model.

Please see the revised disclosures on pages 102 and 108 of the proxy statement.

94.

On page 92 you state management’s belief that it can expand its Highway Distribution Systems business in two geographic areas with minimal costs. Please revise to indicate whether management has any existing plans for doing so. If so, discuss the stage of, and budget for, such plans.

Please see the revised disclosure under the subheading “Growth Strategy” on pages 102 to 103 of the proxy statement.

95.

We note numerous statements in your “Growth Strategy” and “Operations” sections, such as your belief that you are well positioned to capitalize on new business, that your distribution model favorably lends itself to growth, etc. are unduly promotional and should be revised to clearly disclose underlying assumptions and risks. Please expand to provide disclosure supporting the reasonableness of management’s stated beliefs, which are referenced throughout this section.

Please see the revised disclosure under the subheading “Growth Strategy” on pages 102 to 103 of the proxy statement.

96.

Please revise to clarify how each of your operations group generates revenues, and quantify percentages for each group. We note that the slide on page 20 to the presentation filed with your July 9, 2007 Form 8-K may be informative to investors.

Please see the revised disclosure on pages 104 to 105 of the proxy statement.

Mr. John Reynolds
September 10, 2007

97.

Please disclose whether any individual customer represented more than 10% of your revenues for the periods covered by your financial statements. If so, revise to name them, In this regard reference is made to footnote 9 on page FS-11 of the financial statements.

In response to the Staff’s comment, we have included the requested disclosure on page 106 of the proxy statement.

98.	Please revise to discuss your competition in greater depth. Without limit, please revise to address:
a.	Services offered by the in-house distribution arms of the major printers, including the degree of overlap between their market and yours;
b.

Barriers to entry referred to on page 94, and whether they would apply to these types of competitors who would already appear to have customer relationships and scale necessary to expand into your space; and,

c.

With reference to your page 94 reference to “the relatively small size of the market,” expand to state what market you are referring to, and clarify that a small market may limit your growth potential. Finally, please ensure that this response is reconciled to your existing disclosure.

Please see the revised disclosures under the subheading “Competition” on pages 107 to 108 of the proxy statement and under the subheading “Growth Strategy” on pages 102 to 103 of the proxy statement.

99.

Please disclose whether the company has successfully renegotiated the terms of its York, PA lease. In addition, state whether the lease was negotiated on substantially similar terms to the prior lease.

In response to the Staff’s comment, we have included the requested disclosure on page 108 of the proxy statement under the subheading “Facilities.”

100.

Please disclose the estimated amount that the company spends annually on insurance and healthcare, In addition, please clarify the extent to which the company is partially self-insured, if material, discuss your historical claims experience and the amount you have reserved for claims.

In response to the Staff’s comment, we have included the requested disclosure on page 110 of the proxy statement under the subheading “Insurance.”

Mr. John Reynolds
September 10, 2007

101.	We note your disclosure on page 96 that you have accruals for certain legal expenses. Please provide material disclosure responsive to Item 103, See the instructions to Item 103.

In response to the Staff’s comment, we have included the requested disclosure on page 111 of the proxy statement under the subheading “Legal Proceedings.”

Clark’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 98

102.

The MD&A section is one of the most critical aspects of your disclosure. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company’s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the guidance in SEC Release 33-8350, available on the SEC website at www sec gov /rules/inteM/33-835O.btm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

In addition, while your discussion of the results of operations discusses intermediate effects of certain trends and events on the operations of the Company, the analysis generally does not discuss the reasons underlying those intermediate effects and does not go into much detail. In this regard we are not merely looking for a regurgitation of the financial statements; rather, we are looking for a narrative discussion which explains the underlying business events which impacted your financial results.

This comment is applicable for all periods.

In response to the Staff’s general comment, we have revised “Clark’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 115 of the proxy statement. We have addressed the Staff’s specific comment regarding Clark’s discussion of its results of operations beginning on page 118 of the proxy statement under the subheading “Results of Operations”, and under the new subheading “Outlook, Risks and Uncertainties” beginning on page 124 of the proxy statement.

103.

In circumstances where you identify more than one reason for the change in revenues, gross profit and selling, operating and administrative expenses in your comparisons of operating results for 2006 compared to 2005, 2005 compared to 2004 and first quarter of 2007 compared to first quarter of 2006, please quantify, to the extent practicable, the

Mr. John Reynolds
September 10, 2007

incremental impact of each individual business reason on the overall change and provide analysis explaining the underlying reasons for the fluctuations. See Item 303(a)(3) of Regulation S-K and SEC Release No, 33-8350. As examples only:

•

In your discussion of revenues on pages 99 and 100 please quantify the impact of higher rates and increases in tonnage, the decrease in international revenues due to fluctuations in airline surcharges, the loss of an international retail book customer, the impact of the increase in shipments from your US and UK-based publisher clients and your decision to exit a specific segment of the book shipping market. Please also explain the factors causing the fluctuation in airline surcharges and tonnage and discuss any known trends.

•

In your discussions of gross profit on page 99 and 100, quantify the impact of higher fuel surcharges and purchased transportation costs and explain the factors underlying the changes. Please also quantify how each of these costs contributes to your overall freight expense and discuss any known trends or uncertainties in these costs.

Please see the revised disclosures under “Results of Operations” beginning on page 118 of the proxy statement.

Critical Accounting Policies and Use of Estimates, page 98

104.

Your disclosure of critical accounting estimates should supplement, not duplicate, the description of accounting policies disclosed in the notes to financial statements. Please revise to address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements and the impact of the estimates on financial condition and operating performance to provide greater insight into the quality and variability of information regarding financial condition and operating performance. In particular, you should address why your accounting estimates or assumptions bear the risk of change and analyze such factors as how you arrive at estimates, how accurate estimates have been in the past, how much estimates have changed in the past, whether estimates are likely to change in the future and their sensitivity to change. In doing so, provide quantitative disclosure as well qualitative disclosure when quantitative information is reasonably available. Refer to Item 303 of Regulation S-K and SEC Release No, 33-8350

Please see the revised disclosures under the subheading “Critical Accounting Policies and Use of Estimates” beginning on page 115 of the proxy statement.

Mr. John Reynolds
September 10, 2007

Results of Operations, page 99

105.

We note your disclosure on page 100 that you experienced a decline in domestic gross profit due to higher fuel costs and higher purchased transportation costs. Please revise to quantify the impact of both these factors and revise to indicate whether management believes that these trends will continue into the next year.

Please see the revised disclosure under the subheading “Results of Operations” on page 118 of the proxy statement.

106.

Please revise you discussion under “Selling, Operating and Administrative Expenses” to provide more detailed disclosure concerning the changes in specific line items. In addition to a narrative discussion, quantify the reasons for these changes.

Please see the revised disclosure under the subheading “Results of Operations” on pages 118 to 124 of the proxy statement.

107.	Please address any impact that a change in corporate status from an S-Corp will have on your operations.

In response to the Staff’s comment, we have included the requested disclosure on page 126 of the proxy statement under the subheading “Liquidity and Capital Resources.”

Liquidity and Capital Resources, Page 102

108.

Please revise your discussion of liquidity and capital resources to provide enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in your financial statements, rather than a recitation of the items in the cash flow statements.

Please see the revised disclosure under the subheading “Liquidity and Capital Resources” on pages 126 to 127 of the proxy statement.

109.

Please quantify the amounts paid in tax distributions, dividends, and other forms of cash draws for each period presented by the financial statements. In addition, please indicate whether you intend to pay dividends in the future.

In response to the Staff’s comment, we have included the requested disclosure on pages 126 to 127 of the proxy statement under the subheading “Liquidity and Capital Resources.”

110.	Please include a discussion of cash flow from operating activities, investing activities and financing activities for the three months ended March 31, 2007.

Mr. John Reynolds
September 10, 2007

In response to the Staff’s comment, we have included the requested disclosure on pages 126 to 127 of the proxy statement under the subheading “Liquidity and Capital Resources.”

111.

You disclose that cash from operations generally grows in relation to your net income, adjusted for working capital needs related to your business. Please include an analysis of cash flow from significant changes in working capital items for the periods presented. Refer to SEC Release No. 33-8350.

In response to the Staff’s comment, we have included the requested disclosure on page 126 of the proxy statement under the subheading “Liquidity and Capital Resources.”

112.	Please disclose capital expenditures related to the 2004 purchase of your headquarters building in your discussion of cash flow from investing activities.

In response to the Staff’s comment, we have included the requested disclosure on page 126 of the proxy statement under the subheading “Liquidity and Capital Resources.”

113.

Please disclose that operating-leases disclosed in the table of contractual obligations exclude payments of maintenance, insurance and other operating expenses under the terms of the lease agreements. Also, provide a context for readers to understand the impact of such costs on your operating lease obligations. See Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to SEC Release 33-8350.

In response to the Staff’s comment, we have included the requested disclosure on page 127 of the proxy statement.

Beneficial Ownership of Securities, page 104

114.	Please revise to address any open market purchases by management, including whether they were pursuant to a Rule l0b5-1 plan.

As stated in the Company’s response to comment 1, GLAC’s management has made no open market purchases of GLAC securities. Accordingly, no revision has been made.

115.	Please advise us why you have opted to exclude shares issuable upon the exercise of warrants which will not become exercisable until the closing of the acquisition.

The Company respectfully submits that the warrants, which will become exercisable upon the consummation of the business combination, were properly excluded

Mr. John Reynolds
September 10, 2007

from the table, because such warrants are not exercisable and will not become exercisable within 60 days of the date of this filing. Notwithstanding, for those persons who hold warrants, the Company has revised the footnotes on pages 129 and 130 in order to disclose the percentage of beneficial ownership of such persons once the warrants become exercisable.

Certain Relationships and Related Party Transactions, page 107

116.	Please revise to explain the circumstances of Mr. Friedman’s dismissal.

Revised disclosure with respect to this comment appears on page 131 of the proxy statement.

117.	Please disclose the total amount of fees paid to date to Blue Line Advisors, Inc.

Revised disclosure with respect to this comment appears on page 133 of the proxy statement (and also on pages 90, 96 and 99).

118.	Please revise to provide the disclosure contemplated by Item 404 of Regulation S-K for the target company. In this regard reference is made to:
a.	Footnote 10 to the financial statements, on page FS-12;
b.	Section 5.20 of the Stock Purchase Agreement, particularly (e); and,
c.	Section 8 of the executive employment agreements.

Please note the expectation that conforming changes should be made throughout the document in response to this comment.

Please see the disclosure under the subheading “Clark Related Party Transactions” beginning on page 133 of the proxy statement.

119.

Please revise to quantify the percentage ownership distributed to parties in the recapitalization. Given their percentages and the dollar value associated with them, please quantify the value attributable to the entire company at the time of the recapitalization. Similarly, provide a quantified analysis for the shareholder repurchases as referenced on page 103.

In response to the Staff’s comment, we have revised the disclosure on page 127 of the proxy statement under the subheading “Liquidity and Capital Resources - Cash Flow From Financing Activities.”

Mr. John Reynolds
September 10, 2007

The Clark Group, Inc. Consolidated Financial Statements

Consolidated Balance Sheet, page FS-3

120.	Please disclose the amount of the accounts receivable allowance for each year presented. Refer to paragraph 4 of Rule 5-02 of Regulation S-X.

In response to the Staff’s comment, the disclosure has been included in the consolidated balance sheets. See page FS-3 of the proxy statement.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page FS-7

121.	Please disclose the types of costs included in the freight expense and selling, operating and administrative expense line items. Refer to APB 22.

In response to the Staff’s comment, the disclosure has been included in footnote 1 to the consolidated financial statements. See pages FS-7 and FS-8 of the proxy statement.

122.	Please disclose your accounting policies for operating leases, including treatment of rent escalations, rent holidays, contingent rent, rent concessions and lease incentives, Refer to APB 22.

In response to the Staff’s comment, the disclosure has been included in footnote 1 to the consolidated financial statements, on page FS-8 of the proxy statement.

Recognition of Revenue, page FS-7

123.

We note that you recognize revenue from freight services in accordance with method 5 of EITF 91-9. Please tell us how you compute relative transit time. We also note that you recognize revenues on a gross basis and that a significant portion your transportation services are provided by third-party service providers. Please tell us in detail why you believe it is appropriate to recognize revenue on a gross basis. In doing so, tell us the pertinent terms of your sales agreements, including the terms that are considered indicators of gross revenue reporting and those that are considered indicators of net revenue reporting. Refer to EITF 99-19. In addition, please expand your disclosure to clarify that revenues include sales of third-party services recognized on a gross basis and the indicators that support your revenue recognition policy.

In response to the Staff’s comment, the disclosure has been included in footnote 1 to the consolidated financial statements. See page FS-7 of the proxy statement.

Mr. John Reynolds
September 10, 2007

124.

We note that you provide distribution, transportation management and consulting services to your clients. Please disclose your revenue recognition policies for these services. In addition, please explain to us in detail what consideration you gave to the requirements of EITF 00-21 and how you assessed whether the deliverables in your service contracts represent one unit of accounting versus separate units of accounting.

We acknowledge the Staff’s comment and respectfully submit that the expanded disclosure contained in footnote 1 to Clark’s consolidated financial statements included on page FS-7 of the proxy statement is sufficient. Clark recognizes revenue as one unit for accounting purposes. The distribution transportation services provided by Clark to its customers represent the substantial majority of services provided, and management and consulting services are only provided on an ancillary basis to those customers in connection with Clark’s distribution transportation services. Clark does not bill or invoice separately for any such ancillary services. Clark believes its revenue recognition is appropriate and consistent with the requirements of EITF 00-21 based on the foregoing and the fact that all services are provided on extremely short-term bases.

Note 8. Commitments and Contingencies, page FS-11

125.

Please tell us the terms of the put/call agreement with your shareholders. Also, please tell us how you are accounting for the put/call agreement and the basis in GAAP for your accounting treatment. Please address the provisions of SFAS 150, SFAS 133, EITF 00-19 and EITF D-98 in your response.

In response to the Staff’s comment, the disclosure has been included in footnote 13 to the consolidated financial statements. See pages FS-14 and FS-15 of the proxy statement.

The Clark Group Unaudited Consolidated Financial Statements

126.

Please tell us your basis in GAAP for classifying the UK operations as discontinued operations as of March 31, 2007 given that management committed to the plan to discontinue the business in connection with the execution of the purchase agreement on May 18, 2007. Please address the requirements of paragraphs 30 and 43 of SFAS 144 in your response.

We note the Staff’s comment and believe the appropriate classification has been made in the unaudited consolidated financial statements for the 26 weeks ended June 30, 2007 now included in the proxy statement.

Global Logistics Acquisition Corporation Financial Statements

127.	We note your disclosure on page 80 that your executive officers have agreed not to take any compensation prior to the consummation of a business combination. Please tell us

Mr. John Reynolds
September 10, 2007

what consideration you gave to recognizing the value of services rendered by the executive officers as a contribution to capital. Refer to SAB Topic 5:T.

No executive officer of the Company has received cash compensation for services rendered and no compensation of any kind will be paid to the Company’s executive officers for services performed prior to a business combination. The services performed by our officers in the search for, and due diligence with respect to, a target acquisition are part of their fiduciary responsibilities as directors and shareholders. The Company’s executive officers are only reimbursed for reasonable out-of-pocket expenses incurred in connection with activities on its behalf. The consummation of a business combination is required for the ongoing existence of the Company and there is no certainty that such a business combination will occur within the required timeframe.

We respectfully submit that recording a transaction with respect to these services, presumably by debiting an expense item and crediting additional paid in capital, would not be appropriate.

While the concept of issuing stock in exchange for goods and services is well established in the accounting literature, principally in FASB Statement No. 123 (revised 2004), Share-Based Payment, and interpreted by Issue 96-18: Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, the transactions contemplated in these standards actually involve the issuance of shares in exchange for such goods and service. Neither of these pronouncements deals with the concept of what are essentially “contributed” services being recorded and reported as increases to stockholders equity.

You reference SAB Topic 5-T Accounting for Expenses or Liabilities Paid by Principal Stockholder(s). The example therein is one whereby a liability of the issuer is settled by a principal stockholder by the transfer of his shares to a third party in settlement of that liability. In effect, the stockholder “contributes” shares to the company which are then “reissued” as payment for services. The reference for this treatment is paragraph 11 of FAS 123 (r). Again the relevant issue is the actual transfer of shares. In the instant transaction there has been no transfer.

We believe a more relevant example would be the guidance in SAB 5-G Transfers of Nonmonetary Assets by Promoters or Shareholders. In this guidance the transfer of nonmonetary assets in the pre-IPO phase must be recorded by the issuer at the historical cost basis in the hands of the promoters of shareholders, which generally would be zero in the case of intangible assets. We believe that analogizing this guidance to the provision of uncompensated services is more appropriate as the provision of such services is akin to the “sweat” equity that generally does not receive accounting recognition.

Mr. John Reynolds
September 10, 2007

As such, we do not believe any change to the financial statements and related disclosures is required or desirable.

128.

Please tell us how you determined the fair value and initial carrying amount of the common stock subject to potential redemption at the date of issuance. Please also tall us whether you recognized any increase or decrease in the carrying amount of redeemable common stock and, if so, how you accounted for the change. In that regard, we note accretion of interest attributable to common stock subject to potential redemption. Refer to paragraphs 15 and 16 of EITF D-98. In addition, please tell us the basis in GAAP for your earnings per share presentation, including your presentation of net income or loss attributable to common stockholders not subject to possible conversion, and why the presentation complies with SFAS 128, paragraph 19 of EITF D-98 and EITF 03-6. Otherwise, revise as appropriate.

The terms of the GLAC IPO were very specific in that public stockholders who vote against a business combination and opt to receive a cash distribution will receive a proportionate amount of the trust account, net of taxes. With respect to a business combination that is approved and consummated, any public stockholder who votes against the business combination may demand that the Company convert his or her shares. Accordingly, public stockholders holding less than 20% of the aggregate number of shares owned by all public stockholders may seek conversion of their shares in the event a business combination is approved. A portion of the net proceeds from the initial offering equal to 19.99% of the initial amount deposited into the trust account ($16,895,992) was classified as common stock subject to possible conversion at the date of issuance. The Company does not believe the fair value and initial carrying value are relevant.

The Company has similarly recognized 19.99% of interest earned on the trust account, net of taxes, as an increase in the carrying amount of redeemable common stock. This amount ($595,204 as of June 30, 2007) is identified on the Company’s balance sheet as interest attributable to common stock, subject to possible conversion.

The earnings per share presentation, including the presentation of net income or loss attributable to common stockholders not subject to possible conversion is a pro forma presentation and not based on GAAP. The Company believes this presentation most accurately shows stockholders the net income that is attributable to them.

Mr. John Reynolds
September 10, 2007

Statements of Operations, page FS 25

129.	Please revise to present income tax expense as a single line item. Refer to paragraph (b) 11 of Rule 5-03 of Regulation S-X. Similarly revise the condensed statements of operations on page FS-35.

Revised disclosure with respect to this comment appears on page FS-27 of the proxy statement.

Statements of Cash Flows, page FS-27

130.	Please tell us the nature of the items included in the “redemption of investments in a fund” line item reflected in cash flows from investing activities.

The line item “redemption of investments in a fund” represents cash withdrawals from the trust account in order to pay income tax liabilities on trust account interest earned.

Note I – Commitments and Contingencies, page F-31

131.

We note that the initial stockholders include your executive officers and directors. Please tell us whether you recognized any compensation costs upon sale of the warrants to the initial stockholders on the date of issuance. If so, tell us the amount of compensation cost recognized. If not, please explain to us why no compensation cost was recognized. Also tell us the fair value of the warrants sold to the initial stockholders and how you determined the fair value.

The Company did not recognize any compensation costs upon the sale of the warrants to the initial stockholders on the date of issuance. No compensation cost was recognized because the warrants were purchased for $1.10 per warrant, which, as determined by the underwriters, was fair market value. The total amount of warrants sold to the initial stockholders in a private placement concurrent with the initial offering, was $2,500,000.

Global Logistics Acquisition Corporation Condensed Financial Statements

Note C -- Summary of Significant Accounting Policies, page FS-39

132.

Reference is made to [6] on page FS-40. Please disclose your policy on classification of interest and penalties in accordance with paragraph 19 of FIN 48. Please also disclose the following information required by paragraph 21 of FIN 48:

•	The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate;

Mr. John Reynolds
September 10, 2007

•	The total amounts of interest and penalties recognized in the statement of operations and in the balance sheet;
•

Whether it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next twelve months and, if so, disclose the nature of the uncertainty, the nature of the event that could occur that would cause the change and an estimate of the range of the reasonably possible change or a statement that an estimate of the range cannot be made; and

•	A description of tax years that remain subject to examination by major tax jurisdictions.

On September 7, the Company filed amended Forms 10-Q/A with respect to its Form 10-Q filings for the quarters ended March 31, 2007 and June 30, 2007. Such filings, and the June 30, 2007 financial statements included in the proxy statement, include the disclosures required by FIN 48.

Annexes

Annex A Stock Purchase Agreement

133.	Please provide us with copies of Schedules 2.8, 2.11, 2.18, 5.20.

We are furnishing the requested schedules to the Staff as supplemental information. Pursuant to Rule 83 of the SEC’s rules and regulations relating to SEC records and information, 17 C.F.R. § 200.83, we hereby request that confidential treatment be accorded these schedules and that such material not be disclosed in response to any inquiry under the Freedom of Information Act (5 U.S.C. § 552). Please promptly inform us of any request under the Freedom of Information Act or otherwise so that we may substantiate this request for confidential treatment according to Rule 83. All schedules being delivered to the Staff have been marked with a legend substantially similar to the following: “Confidential Treatment Requested by Global Logistics Acquisition Corporation and The Clark Group, Inc.” In addition to our request for confidential treatment of the schedules, we request that any memoranda, notes or other writings made by any member or employee of the Commission relating to the foregoing or any conference or telephone conversation with respect thereto and any copies or extracts of any of the foregoing be withheld from public availability pursuant to 5 U.S.C. § 552(b) and 17 C.F.R. § 200.80(b)(4).

Mr. John Reynolds
September 10, 2007

Annex F Graubard Miller Tax Opinion

134.

Please provide a signed and dated tax opinion. In addition, we note language limiting shareholder reliance on the opinion. Please revise to remove this qualifying language, or advise why its inclusion is appropriate, given the overall purpose of the opinion and the content of the company’s existing disclosure.

The signature on Annex F has been conformed. The original signed opinion will be dated the closing date and delivered to GLAC. We have revised the next-to-last paragraph of the opinion to state that it is for the benefit of both GLAC and its stockholders.

Other

Form 8-K/A, filed July 9, 2007

135.

The disclosure in your Form 8-K states that you intend to hold presentations for certain shareholders and “other persons who might be interested in purchasing GLAC securities . . .” Advise us if any presentations occurred, identify the participants and tell us if any written materials were used. We note several slides and tables filed with the Form 8-K. It appears that no other written materials were filed regarding this solicitation or any subsequent presentations. See Rule l4a-12.

After entering the acquisition agreement, the Company’s underwriters, BB&T Capital Markets and EarlyBirdCapital, Inc., along with the Company’s investor relations firm, Brainerd Communicators, Inc., set up a series of investor meetings at which the Company discussed the acquisition.

We will furnish the Staff, as supplemental information, a list for each meeting, showing its date and participants (other than GLAC, Clark, BB&T Capital Markets, EarlyBirdCapital, Inc. or Brainerd Communicators, Inc. participants). At these meetings, no written materials were used other than those included as exhibits to GLAC’s Current Report on Form 8-K, filed on May 21, 2007, and amendment thereto on Form 8-K/A, filed on July 9, 2007. At such time, we will request that confidential treatment be afforded to such lists.

136.

With respect to “other persons who might be interested in purchasing GLAC securities,” advise us of your efforts at contacting such persons and your relationships with them. Also, please explain the applicability of Section 5 of the Securities Act to the “Roadshow Presentation.”

Mr. John Reynolds
September 10, 2007

GLAC has reached out to investors through its underwriters, BB&T Capital Markets and EarlyBirdCapital, Inc., and retained Brainerd Communicators, an investor relations firm. GLAC has approached small capitalization investors as well as those investors that have an interest in transportation-oriented stocks.

We don’t believe that Section 5 of the Securities Act is applicable in the circumstances of these contacts as no offer to sell or buy any GLAC securities was made by GLAC. If any of such persons were to buy any GLAC securities, they could only do so by purchasing outstanding securities in the public market or through a private transaction with a current stockholder.

The purpose of the meetings is to introduce GLAC’s and Clark’s management to persons believed to have an interest in GLAC’s acquisition of Clark’ assets and to explain to those persons the business and operations of Clark as well as the terms of the purchase agreement. There were no discussions, arrangements or understandings concerning the methods through which they may become securityholders, other than indicating that GLAC shares were traded on the AMEX. No written outlines, instructions or materials were used by any person on behalf of GLAC or Clark other than the slide presentations and press releases that were filed as exhibits to Current Reports on Form 8-K. We do not believe that such contacts are offers under the Securities Act.

We acknowledge that the definition of an “offer” is quite broad, including “every attempt or offer to dispose of, or solicitation of an offer to buy . . . for value.” Securities Act § 2(a)(3). Publicity in contemplation of an imminent distribution may constitute an offer under the securities laws, even where the publicity does not constitute an offer under the common law, if it “conditions the public mind” or “arouses public interest” in an issuer or its securities as part of a selling effort. Commission Release No. 33-3844. Nonetheless, legitimate disclosure to investors unrelated to a selling effort is allowed and, in fact, is often required by the Exchange Act. In the case of the investor presentations or “road shows” conducted by GLAC, however, no distribution of securities of GLAC is being made or contemplated and there is no selling effort with respect to such securities. If a person desired to purchase securities as a result of these activities , he would have to buy them from a third-party in an open market or privately negotiated transaction. GLAC has no securities to sell to such person.

We believe that activities such as those conducted by GLAC come well within the scope of activities long permitted by companies that have securities that are traded in the public markets. Among these are the widely available group telephone calls that investors may join in and participate, including calls where financial analysts also participate. The purpose of these events is the same as the purpose of GLAC’s road shows - to enable people who have in interest in the host company, including an interest in purchasing the host company’s securities in the public market, to learn about important events concerning the host company. We could find no authority that would challenge the propriety of such events under the securities laws, so long as no non-public information was being disseminated. As stated, the only information given out at GLAC’s meetings is information that has been filed with the Commission.

Based on the foregoing, we respectfully submit that the activities in question do not constitute the making of an offer to purchase GLAC’s securities under the Securities Act or other securities laws.

137.	With a view to disclosure regarding the slide titled “Clark’s Non-Asset-Based Model Generates High Returns,” advise us of the firms you compared yourself to, and explain why they were selected.

The Company compared Clark to UTi Worldwide Inc., EGL, Inc., and CH Robinson Worldwide, Inc. The Company selected these firms because they are all non-asset-based transportation providers similar to Clark, in that they generate the vast majority of their revenues using third party transportation capacity. The companies selected have a mix of domestic and international exposure similar to Clark. In addition, all of these companies have completed acquisitions as part of their growth strategy, which remains a component of Clark’s growth strategy going forward.

138.	Also with a view to disclosure, please advise us why you presented your financial information, including the information presented on page 20, prior to inter-company eliminations.

When discussing revenue, the Company believes subsidiary revenue is best viewed as revenue before corporate eliminations and the consolidated revenue is best viewed as revenue after corporate eliminations.

Form 8-K Filed May 21, 2007

Exhibit 99.3

139.

It appears that the percentages in the pie chart on page 20 of the presentation are non-GAAP financial measures. Refer to item 10(e) of Regulation S-K. When presenting non-GAAP financial measures in materials furnished or filed on future Forms 8-K, please include the disclosures required by Regulation G.

The required disclosures will be made in future Forms 8-K.

Mr. John Reynolds
September 10, 2007

Form 10-K for Fiscal Year Ended December 31, 2006

140.	Please address the comments above as applicable.

An amendment to the Form 10-K incorporating the changes requested by the above comments will be made as soon as practicable.

Form 10-Q for Fiscal Quarter Ended March 31, 2007

141.	Please address the comments above as applicable.

An amendment to the Form 10-Q incorporating the changes requested by the above comments will be made as soon as practicable.

Item 4 - Controls and Procedures, page 13

142.

In future filings please revise your conclusion regarding the effectiveness of your disclosure controls and procedures in the second paragraph to include the entire definition of disclosure controls and procedures as set forth in the first paragraph or remove the partial definition presently disclosed. Also, given your disclosure in the second paragraph that management recognized that any controls and procedures, no matter how well designed and operated can provide only reasonable assurance of achieving the desired control objectives, please revise your conclusion to state that your disclosure controls and procedures are effective at the reasonable assurance level. In addition, disclose that your disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures will meet their objectives. Refer to Exchange Act Rules 13a-15 and 15d-15.

Future filings will take into account the issues raised in this comment.

Closing Comments

As requested at the close of the comment letter, we confirm the following on behalf of GLAC:

1.	GLAC is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	GLAC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to your response to this filing.

Mr. John Reynolds
September 10, 2007

Very truly yours,
/s/ Noah Scooler
Noah Scooler

PAL:kab

Enclosure